

December 13, 2011

Via E-mail
J. Gregory Holloway
Vice President, General Counsel and Secretary
USA Compression Partners, LP
100 Congress Avenue, Suite 450
Austin, Texas 78701

> **Re:** **USA Compression Partners, LP**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 18, 2011**
> **File No. 333-174803**

Dear Mr. Holloway:

We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Historical Financial Statements, page F-10

Notes to Consolidated Financial Statements — December 31, 2010, 2009, 2008, page F-15

(1)The Partnership, Nature of Business, and Recent Transactions, page F-17

1. We note your response to prior comment seven of our letter dated August 30, 2011. Your disclosure on page F-17 characterizes amounts paid by the target related to shared-based compensation and the broker's fees as "acquisition related costs." Since that term is defined by ASC 805-10-25-23 as the costs the acquirer incurs to effect a business combination and has a specific accounting treatment, please consider your choice of terminology so that there is no confusion in the use of "acquisition related costs." Additionally, we note that your disclosure states that these costs were not recognized in the consolidated statement of operations.

       In view of making it clear that such items have been excluded from all income statements presented, please provide disclosures explaining how and why these costs were recorded as part of the exchange or, the black line, summarizing the presentation described in your response.

       You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Lilyanna Peyser, Staff Attorney, at (202) 551- 3272, or me, at (202) 551-3720, with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Sean T. Wheeler, Esq.
     Latham & Watkins LLP